AB 4/22

09040875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 2 0 2009
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-48462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALMARC TRADING LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND ST, 7TH FL
(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. PAUL BAESSLER **(646) 381-7001**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	**NEW YORK**	**NY**	**10122**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Paul Baessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Almarc Trading LP, as of ~~February 26~~ Dec. 31, 20 ~~09~~ 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GARY F. CRAYTON
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01CR6135307
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES OCTOBER 17, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Almarc Trading, LP

Statement of Financial Condition
and Independent Auditor's Report

December 31, 2008

Almarc Trading, LP

Statement of Financial Condition

December 31, 2008

Almarc Trading, LP

Contents

METiS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
Phone: 212-643-0099
Fax: 212-496-7502
WWW.METISGROUPLLC.COM

Independent Auditor's Report

To the Partners
Almarc Trading, LP
New York, New York

We have audited the accompanying statement of financial condition of Almarc Trading, LP (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Almarc Trading, LP as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

February 25, 2009
New York, N.Y.

Almarc Trading, LP

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash and cash equivalents	$	124,802
TOTAL ASSETS	**$**	**124,802**
PARTNER'S CAPITAL		
Capital	$	124,802
PARNTER'S CAPITAL	**$**	**124,802**

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

Almarc Trading, LP (the "Company"), a member of Financial Industry Regulatory Authority ("FINRA"), was organized as a limited liability partnership in the State of Nevada in 2001. The Company is a broker-dealer of various types of equities, debt instruments and option contracts and is subject to the relevant laws and regulations of the U.S. Securities and Exchange Commission (SEC) and FINRA. During 2008 the Company acted only in a principal capacity, buying and selling for its own account. The Company liquidated all its positions in the first half of 2008.

On December 10, 2008, Planner International Inc., a Virgin Islands corporation, purchased all of the issued and outstanding partnership interests of Almarc Trading, LP, making the Company part of the Planner Corretora de Valores S.A. group (Planner Group) of Brazil.

In early 2009, Almarc Trading, LP merged with and into Planner Securities LLC, a Delaware limited liability company that had no prior activity, and became Planner Securities LLC, owned by Planner International Inc. The Planner Group intends to commence operations of Planner Securities LLC in the first half of 2009.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. In 2008, the company transacted for its own account only and did not clear any transactions on behalf of customers, hence the company is exempt from the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934.

2. Significant Accounting Policies – cont'd

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company does not consider the risk of any losses in such accounts to be significant.

Securities transactions
Securities transactions were reported on a trade date basis.

Income taxes
The partnership is not subject to income taxes since all income and losses are passed through to partners during their respective periods of ownership.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Related Party Transactions

At the time of the sale of the ownership of the Company, the seller was relieved of his and related party obligations to the Company of $72,011, which were recorded as additional partner withdrawals together with accrued interest as of December 31, 2007 ($56,670). No interest was accrued on those loans in 2008.

4. Capital Transactions

During 2008, prior to the change in ownership, the partners withdrew capital of $1,373,027. There were no capital transactions subsequent to the change in ownership except an insignificant amount of interest income.

5.	**Net Capital Requirement**	The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $124,802, which was approximately $24,802 in excess of its minimum requirement of $100,000.
6.	**Subsequent Events**	On January 21, 2009, the Company was approved by FINRA to operate in New York State. See also merger in Note 1.